Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Reverse Convertibles linked to the common stock of AK Steel Holding Corporation due March 25, 2011	$368,000	$26.24
Reverse Convertibles linked to the common stock of Las Vegas Sands Corp. due March 25, 2011	$1,887,000	$134.54
Reverse Convertibles linked to the common stock of McMoRan Exploration Co. due March 25, 2011	$538,000	$38.36
Reverse Convertibles linked to the common stock of Netflix, Inc. due March 25, 2011	$426,000	$30.37
Reverse Convertibles linked to the common stock of Sprint Nextel Corporation due March 25, 2011	$1,244,000	$88.70
Reverse Convertibles linked to the common stock of United States Steel Corporation due March 25, 2011	$180,000	$12.83

(1)	Calculated in accordance with Rule 457® of the Securities Act of 1933.

UBS Securities LLC	UBS Investment Bank

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Product Supplement dated June 16, 2009)

UBS AG Reverse Convertibles

 Investment Description

UBS AG Reverse Convertibles (the “Notes”) are senior, unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of the common stock of a specific company (each, an “underlying equity”). The Notes pay an enhanced coupon and provide either a return of principal or shares of the underlying equity at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive shares of the underlying equity at maturity for each Note held that are worth less than your principal. At maturity, you will receive a number of shares of the underlying equity equal to (i) the principal amount per Note divided by (ii) the specified initial price of the underlying equity (the “share delivery amount”) for each of your Notes if both of the following are true: (i) the closing price of the underlying equity falls below the specified trigger price on any trading day during the observation period starting on the trade date and ending on, and including, the final valuation date and (ii) the closing price of the underlying equity on the final valuation date is less than the initial price. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying equity. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal at maturity, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Notes and you could lose your entire principal amount.

Features

❑	Income: Regardless of the performance of the underlying equity, we will pay you enhanced coupons designed to compensate you for the fact that you could lose some or all of your principal.

❑

Tactical Investment Opportunity: If you believe the underlying equity will trend sideways over the term of the Notes — neither moving positively by more than the coupon paid on the Notes or negatively by more than the amount of contingent protection — the Notes may provide improved performance compared to a direct investment in the underlying equity. You will not participate in any appreciation of the underlying equity during the observation period.

❑

Contingent Protection Feature: If you hold the Notes to maturity you will receive 100% of your principal, subject to the creditworthiness of UBS AG, unless both of the following are true: (i) the price of the underlying equity closes below the trigger price on any day during the observation period and (ii) the closing price of the underlying equity on the final valuation date is less than the initial price. In such case, you will receive the share delivery amount for each of your Notes, which will in all likelihood be worth less than your principal or may have no value at all.

Key Dates

Trade Date	December 22, 2010
Settlement Date	December 28, 2010
Final Valuation Date*	March 22, 2011
Maturity Date*	March 25, 2011

*	Subject to postponement in the event of a market disruption event, as described in the Reverse Convertibles product supplement.

An investment in the Notes involves certain risks. You should carefully consider the risks described under “Key Risks” beginning on page 6 and under “Risk Factors” beginning on page PS-11 of the Reverse Convertibles product supplement before purchasing any Notes. Events relating to any of those risks, or other risks and uncertainties, could adversely effect the market value of, and the return on, your Notes. You may lose some or all of your initial investment in the Notes.

 Note Offerings

These terms relate to six separate Notes we are offering. Each of the six Notes is linked to the common stock of a specific company, and each of the six Notes has a different coupon rate, initial price, trigger price and share delivery amount. The performance of each Note will not depend on the performance of any other Note.

Underlying Equities	Coupon Rate per Annum*	Total Coupon Payable	Initial Price	Trigger Price	Share Delivery Amount**	CUSIP / ISIN	Aggregate Principal Amount
Common stock of AK Steel Holding Corporation	14.00%	3.50%	$16.69	$13.35, which is 80% of Initial Price	59.91612	902674CH1 / US902674CH19	$368,000
Common stock of Las Vegas Sands Corp.	21.40%	5.35%	$46.04	$34.53, which is 75% of Initial Price	21.72024	902674DJ6 / US902674DJ65	$1,887,000
Common stock of McMoRan Exploration Co.	16.00%	4.00%	$17.29	$12.10, which is 70% of Initial Price	57.83690	902674DH0 / US902674DH00	$538,000
Common stock of Netflix, Inc.	17.00%	4.25%	$185.30	$138.98, which is 75% of Initial Price	5.39665	902674BZ2 / US902674BZ26	$426,000
Common stock of Sprint Nextel Corporation	14.00%	3.50%	$4.21	$3.37, which is 80% of Initial Price	237.52969	902674DK3 / US902674DK39	$1,244,000
Common stock of United States Steel Corporation	12.00%	3.00%	$58.66	$46.93, which is 80% of Initial Price	17.04739	902674CN8 / US902674CN86	$180,000
*	Paid monthly in arrears in three installments.
**	If you receive the share delivery amount at maturity, we will pay cash in lieu of delivering any fractional shares of the underlying equity in an amount equal to that fraction multiplied by the closing price of the underlying equity on the final valuation date. The share delivery amount, initial price and trigger price are subject to adjustments in the case of certain corporate events described in the accompanying Reverse Convertibles product supplement beginning on PS-26 under “General Terms of the Notes — Antidilution Adjustments.”

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the Reverse Convertibles product supplement relating to the Notes, the accompanying prospectus and this pricing supplement. See “Key Risks” beginning on page 6 and the more detailed “Risk Factors” beginning on page PS-11 of the Reverse Convertibles product supplement relating to the Notes for risks related to an investment in the Notes. Your Notes do not guarantee any return of principal at maturity. At maturity, if you receive shares of the underlying equity, they will in all likelihood be worth less than your principal or may have no value at all.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying Reverse Convertibles product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Issue Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
AK Steel Holding Corporation	$368,000	100%	$6,440	1.75%	$361,560	98.25%
Las Vegas Sands Corp.	$1,887,000	100%	$33,022.50	1.75%	$1,853,977.50	98.25%
McMoRan Exploration Co.	$538,000	100%	$9,415	1.75%	$528,585	98.25%
Netflix, Inc.	$426,000	100%	$7,455	1.75%	$418,545	98.25%
Sprint Nextel Corporation	$1,244,000	100%	$21,770	1.75%	$1,222,230	98.25%
United States Steel Corporation	$180,000	100%	$3,150	1.75%	$176,850	98.25%

UBS Securities LLC	UBS Investment Bank
Pricing Supplement dated December 22, 2010

 Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Reverse Convertibles product supplement dated June 16, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000119312509131572/d424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Reverse Convertible Notes” or the “Notes” refer to six different Notes that are offered hereby. Also, references to the “Reverse Convertibles product supplement” mean the UBS product supplement, dated June 16, 2009, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants”, dated January 13, 2009.

Final Terms for Each Offering of the Notes

Issuer	UBS AG, London Branch
Principal Amount per Note	$1,000
Term	3 months
Coupon Payment[1]	Coupon paid monthly in arrears in three installments based on the coupon rate per annum, regardless of the performance of the underlying equity.
Coupon Payment Dates	Monthly, on January 28, 2011, February 28, 2011 and the Maturity Date, subject to the business day convention.
Trigger Price	A percentage of the initial price of the underlying equity, as specified on the cover of this pricing supplement.
Share Delivery Amount[2]	A number of shares of the underlying equity equal to (i) the principal amount per Note divided by (ii) the initial price of the underlying equity.
Payment at Maturity (per Note)

➢     We will pay you an amount in cash equal to your principal amount at maturity if either: (i) the closing price of the applicable underlying equity never falls below the trigger price on any trading day during the observation period or (ii) the closing price of the applicable underlying equity on the final valuation date is equal to or greater than the initial price.[3]

➢     We will deliver to you the share delivery amount (and, if applicable, cash in lieu of fractional shares) at maturity for each Note you own if both of the following are true: (i) the closing price of the applicable underlying equity falls below the trigger price on any trading day during the observation period and (ii) the closing price of the applicable underlying equity on the final valuation date is less than the initial price.

The principal protection feature on your Notes is contingent. You may receive shares at maturity that will in all likelihood be worth less than your principal or may have no value at all.

Closing Price	On any trading day, the last reported sale price of the underlying equity on the principal national securities exchange on which it is listed for trading.
Initial Price	The closing price of the underlying equity on the trade date, as specified on the cover of this pricing supplement.
Observation Period	The period starting on the trade date and ending on, and including, the final valuation date.
Business Day Convention	Modified following, unadjusted. Meaning that any payment required to be made on any coupon payment date that is not a business day will be made on the next succeeding business day, unless that day falls in the next calendar month, in which case it will be made on the first preceding business day, with the same effect as if paid on the original due date.
Business Day	Each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Determining Payment at Maturity for Each Offering of the Notes

You will receive the share delivery amount (and, if applicable, cash in lieu of fractional shares) for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying Reverse Convertibles product supplement and this pricing supplement).

♦	If the market price of the underlying equity on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.

The principal protection feature on your Notes is contingent. If the final price of the underlying equity is below the trigger price, the shares you may receive at maturity will in all likelihood be worth less than your principal or may have no value at all.

[1]	Coupon payments will be determined on a 30/360 calendar day convention.

[2]

If you receive the share delivery amount at maturity, we will pay cash in lieu of delivering any fractional shares of the underlying equity in an amount equal to that fraction multiplied by the closing price of the underlying equity on the final valuation date.

[3]	The contingent protection is provided by UBS, and, therefore, is dependent on the ability of UBS to satisfy its obligations when due.

 Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.

♦

You are willing to receive shares of the underlying equity at maturity that will in all likelihood be worth less than your principal or may have no value at all; meaning you may lose some or all of your principal.

♦	You believe the market price of the underlying equity is not likely to appreciate by more than the sum of the coupons paid on the Notes.

♦	You believe the closing price of the underlying equity is not likely to fall below the trigger price at any time during the observation period.

♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the underlying equity.

♦	You are willing to accept the risk of fluctuations in the market price of the underlying equity.

♦	You are willing to invest in the Note based on the stated coupon rate per annum, as specified on the first page of this pricing supplement.

♦	You are willing to hold the Notes to maturity, a term of 3 months, and accept that there may be little or no secondary market for the Notes.

♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is fully principal protected.

♦	You are not willing to receive shares of the underlying equity at maturity that will in all likelihood be worth less than your principal or may have no value at all.

♦	You believe the market price of the underlying equity is likely to appreciate by more than the sum of the coupons paid on the Notes.

♦	You believe the closing price of the underlying equity is likely to fall below the trigger price during the observation period.

♦	You are not willing to accept the risks of owning equities in general and the underlying equity in particular.

♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

♦	You are unable or unwilling to hold the Notes to maturity, a term of 3 months.

♦	You seek an investment for which there will be an active secondary market.

♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the ‘‘Key Risks’’ beginning on page 6 of this pricing supplement for risks related to an investment in the Notes.

 What are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” beginning on page PS-40 of the Reverse Convertibles product supplement. The following discussion supplements the discussion in “Supplemental U.S. Tax Considerations” beginning on page PS-40 of the Reverse Convertibles product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent short-term debt instrument and a put option contract in respect of the underlying equity. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component — Amounts treated as interest on the debt component would be subject to the general rules governing interest payments on short term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers that elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers would include interest into income upon receipt of such interest.

Put option component — The put option component would generally not be taxed until sale or maturity. At maturity, the put option component would be taxed either as a short-term capital gain if the principal is repaid in cash or as a reduction of the cost basis of the shares if shares are delivered.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying Equities	Coupon Rate per Annum	Interest on Debt Component per Annum	Put Option Component per Annum
Common stock of AK Steel Holding Corporation	14.00%	0.33%	13.67%
Common stock of Las Vegas Sands Corp.	21.40%	0.33%	21.07%
Common stock of McMoRan Exploration Co.	16.00%	0.33%	15.67%
Common stock of Netflix, Inc.	17.00%	0.33%	16.67%
Common stock of Sprint Nextel Corporation	14.00%	0.33%	13.67%
Common stock of United States Steel Corporation	12.00%	0.33%	11.67%

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent short-term debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplemental U.S. Tax Considerations” beginning on page PS-40 of the Reverse Convertibles product supplement for a more detailed description of the tax treatment of your Notes.

In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. It is not clear whether the notice applies to instruments such as the Notes. Legislation has also been proposed which would require the holders of certain prepaid forward contracts to accrue ordinary income over the term of the contract. Furthermore, it is not possible to determine what guidance or legislation will ultimately be issued or adopted, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” beginning on page PS-40 of the Reverse Convertibles product supplement unless and until such time as some other treatment is more appropriate.

Specified Foreign Financial Assets. Under recently enacted legislation, individuals that own ‘‘specified foreign financial assets’’ may be required to file information with respect to such assets with their tax returns, especially if such individuals hold such assets outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including the consequences of a sale or exchange of the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” beginning on page PS-40 of the Reverse Convertibles product supplement and consult your tax advisor.

 Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to each offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section beginning on page PS-11 of the Reverse Convertibles product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦

Risk of loss of contingent protection — Your principal will be protected only if the Notes are held until maturity and either of the following is true: (i) the closing price of the underlying equity never falls below the trigger price on any trading day during the observation period or (ii) the closing price of the underlying equity on the final valuation date is equal to or greater than the initial price. If the closing price of the underlying equity falls below the trigger price on any trading day during the observation period, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the underlying equity. Greater expected volatility with respect to a Note’s underlying equity reflects a higher expectation as of the trade date that the price of such equity could fall below its trigger price over the term of the Note. This greater expected risk will generally be reflected in a higher coupon payable on such Note. An equity’s volatility can change significantly over the term of the Notes. The price of the underlying equity for your Note could fall sharply, which could result in a significant or total loss of principal.

♦

Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any contingent protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

♦

The amount you receive on the Notes at maturity will generally not exceed their stated principal amount — Even though you will be subject to the risk of a decline in the price of the underlying equity, you will generally not participate in any appreciation in the price of the underlying equity. Your return on the Notes will not exceed the coupon payable on the Notes except for the situation in which (i) the closing price of the underlying equity is less than the trigger price on at least one day during the observation period, (ii) the closing price of the underlying equity is less than the initial price on the final valuation date (and, therefore, you receive shares instead of cash at maturity) and (iii) the market price of the underlying equity recovers during the short period between the final valuation date and the maturity date such that the market price of the underlying equity on the maturity date is greater than the initial price. Such an increase in price is not likely to occur.

♦

Single stock risk — The price of the underlying equity can rise or fall sharply due to factors specific to that underlying equity and its issuer, such as price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general equity market volatility and levels, interest rates and economic and political conditions.

♦

There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.

♦

Owning the Notes is not the same as owning the underlying equity — The return on your Notes may not reflect the return you would realize if you actually owned the underlying equity. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying equity over the term of your Notes. Furthermore, the underlying equity may appreciate substantially during the observation period and you will not participate in such appreciation.

♦

Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying equity, the expected price volatility of the underlying equity, the dividend rate on the underlying equity, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions and economic, financial, political, regulatory or judicial events.

♦

Contingent protection of your initial investment applies only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. If you sell your Notes prior to maturity in the secondary market, you may have to sell them at a discount, and your initial investment will not be protected.

♦

Your contingent protection may terminate — If the closing price of the underlying equity never falls below the trigger price on any trading day during the observation period, your initial investment in the Notes will be protected, subject to the creditworthiness of UBS. We refer to this feature as contingent protection. However, if the (i) the closing price of the underlying equity falls below the specified trigger price on any trading day during the observation period starting on the trade date and ending on, and including, the final valuation date and (ii) the closing price of the underlying equity on the final valuation date is less than the initial price, at maturity you will receive a number of shares of the underlying equity equal to the share delivery amount instead of your cash principal for each Note that you own and be fully exposed at maturity to any decline in the market price of the underlying equity.

♦

Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

♦

Potential UBS impact on market price of underlying equity — Trading or transactions by UBS or its affiliates in the underlying equity and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying equity may adversely affect the market price of the underlying equity and, therefore, the market value of the Notes.

♦

Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the underlying equity, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS.

♦

Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates have recently published research or other opinions that may be inconsistent with the investment view implicit in each of the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying equity to which the Notes are linked.

♦

Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the trigger price and the number of shares of the underlying equity that may be delivered for certain corporate events affecting the underlying equity, such as stock splits and stock dividends, and certain other actions involving the underlying equity, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying equity. If an event occurs that does not require the calculation agent to adjust the trigger price and the number of shares of underlying equity that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected.

♦

In some circumstances, the payment you receive on the Notes may be based on the common stock of another company and not the underlying equity — Following certain corporate events relating to the issuer of the respective underlying equity (the “underlying equity issuer”) where such underlying equity issuer is not the surviving entity, the share delivery amount you receive at maturity may be based on the common stock of a successor to the respective underlying equity issuer or any cash or any other assets distributed to holders of the underlying equity in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the sections “General Terms of the Notes — Antidilution Adjustments” and “ — Reorganization Events” beginning on page PS-26 of the Reverse Convertibles product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash equal to your principal amount unless (i) the closing price of the underlying equity falls below the trigger price (as such trigger price may be adjusted by the calculation agent upon the occurrence of one or more such events) on any trading day during the observation period and (ii) the closing price of the underlying equity is less than the initial price (as such initial price may be adjusted by the calculation agent upon the occurrence of one or more such events) on the final valuation date.

♦

Dealer Incentives — UBS and its affiliates act in various capacities with respect to the Notes. We and our affiliates may act as a principal, agent or dealer in connection with the sale of the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay total underwriting compensation of $17.50 per Note to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.

♦

Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” beginning on page PS-40 of the Reverse Convertibles product supplement and consult your tax advisor about your tax situation.

 Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	3 months
Principal amount:	$1,000 per Note
Coupon rate per annum**:	16% (or $13.3333 per period)
Initial price of the underlying equity:	$100 per share
Trigger price:	$80 (80% of the initial price)
Share delivery amount:	10 shares of the underlying equity (principal amount per Note/initial price)
Dividend yield on the underlying equity***:	0.25% (based on 1% per annum)

*	Amounts have been rounded for ease of analysis.

**	Coupon payments will be paid monthly in arrears in three installments during the term of the Notes on an unadjusted basis.

***	Assumed dividend yield received by holders of the underlying equity during the term of the Notes. The assumed dividend yield represents a hypothetical dividend return and is not a full annualized yield. The actual dividend yield for any underlying equity may vary from the assumed dividend yield used for purposes of the following examples.

Scenario #1: The closing price of the underlying equity never falls below the trigger price of $80 during the observation period.

Since the closing price of the underlying equity did not fall below the trigger price of $80 on any trading day during the observation period, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the underlying equity if the price appreciation of the underlying equity (plus dividends, if any) over the term of the Notes is less than 4%.

If the closing price of the underlying equity on the final valuation date is $100 (no change in the price of the underlying equity):

Payment at Maturity:	$1,000
Coupons :	$40	($13.3333 x 3 = $40)

Total:	$1,040
Total Return on the Notes:	4%

In this example, the total return on the Notes is 4% while the total return on the underlying equity is 0.25% (including dividends).

If the closing price of the underlying equity on the final valuation date is $110 (an increase of 10%):

Payment at Maturity:	$1,000
Coupons :	$40	($13.3333 x 3 = $40)

Total:	$1,040
Total Return on the Notes:	4%

In this example, the total return on the Notes is 4% while the total return on the underlying equity is 10.25% (including dividends).

If the closing price of the underlying equity on the final valuation date is $85 (a decline of 15%):

Payment at Maturity:	$1,000
Coupons :	$40	($13.3333 x 3 = $40)

Total:	$1,040
Total Return on the Notes:	4%

In this example, the total return on the Notes is 4% while the total return on the underlying equity is a loss of 14.75% (including dividends).

Scenario #2: The closing price of the underlying equity falls below the trigger price of $80 during the observation period.

When the closing price of the underlying equity falls below the trigger price of $80 on one or more trading days during the observation period and the closing price of the underlying equity on the final valuation date is (i) less than the initial price, you will receive at maturity the share delivery amount for every Note that you hold or (ii) is equal to or greater than the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold.

If the closing price of the underlying equity on the final valuation date is $45 (a decline of 55%):

Value of shares received as of the final valuation date:	$450	($45 × 10 = $450)
Coupons :	$40	($13.3333 × 3 = $40)

Total:	$490
Total Return on the Notes:	-51%

In this example, the total return on the Notes (measured as of the final valuation date) is a loss of 51% while the total return on the underlying equity is a loss of 54.75% (including dividends and measured as of the final valuation date). Please note that this example does not account for any change in the market price of the underlying equity between the final valuation date and the maturity date.

If the closing price of the underlying equity on the final valuation date is $100 (no change in the price of the underlying equity):

Payment at Maturity:	$1,000
Coupons :	$40	($13.3333 × 3 = $40)

Total:	$1,040
Total Return on the Notes:	4%

In this example, even though the closing price of the underlying equity was less than the trigger price on one or more trading days during the observation period, because the closing price of the underlying equity on the final valuation date was equal to the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold. In such case, the total return on the Notes is 4% while the total return on the underlying equity is 0.25% (including dividends).

If the closing price of the underlying equity on the final valuation date is $110 (an increase of 10%):

Payment at Maturity:	$1,000
Coupons :	$40	($13.3333 × 3 = $40)

Total:	$1,040
Total Return on the Notes:	4%

In this example, even though the closing price of the underlying equity was less than the trigger price on one or more trading days during the observation period, because the closing price of the underlying equity on the final valuation date was greater than the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold. In such case, the total return on the Notes is 4% while the total return on the underlying equity is 10.25% (including dividends).

 Hypothetical Return Table of Notes at Maturity

The table below is based on the following assumptions*:

Term:	3 months
Principal amount:	$1,000 per Note
Coupon rate per annum**:	16% (or $13.3333 per period)
Initial price of the underlying equity:	$100 per share
Trigger price:	$80 (80% of the initial price)
Share delivery amount:	10 shares of the underlying equity (principal amount per Note/initial price)
Dividend yield on the underlying equity***:	0.25% (based on 1% per annum)

*	Amounts have been rounded for ease of analysis.

**	Coupon payment will be paid monthly in arrears in three installments during the term of the Notes on an unadjusted basis.

***	Assumed dividend yield received by holders of the underlying equity during the term of the Notes. The assumed dividend yield represents a hypothetical dividend return and is not a full annualized yield. The actual dividend yield for any underlying equity may vary from the assumed dividend yield used for purposes of the following examples.

Underlying Equity			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Equity Price(3)	Equity Price Return(4)	Total Return on Equity(5)	Cumulative Payment on the Notes	Total Return on the Notes(6)	Cumulative Payment on the Notes(7)	Total Return on the Notes
$150	50%	50.25%	$1,040	4%	$1,040	4%
$145	45%	45.25%	$1,040	4%	$1,040	4%
$140	40%	40.25%	$1,040	4%	$1,040	4%
$135	35%	35.25%	$1,040	4%	$1,040	4%
$130	30%	30.25%	$1,040	4%	$1,040	4%
$125	25%	25.25%	$1,040	4%	$1,040	4%
$120	20%	20.25%	$1,040	4%	$1,040	4%
$115	15%	15.25%	$1,040	4%	$1,040	4%
$110	10%	10.25%	$1,040	4%	$1,040	4%
$105	5%	5.25%	$1,040	4%	$1,040	4%
$100	0%	0.25%	$1,040	4%	$1,040	4%
$95	-5%	-4.75%	$1,040	4%	$990	-1%
$90	-10%	-9.75%	$1,040	4%	$940	-6%
$85	-15%	-14.75%	$1,040	4%	$890	-11%
$80	-20%	-19.75%	$1,040	4%	$840	-16%
$75	-25%	-24.75%	n/a	n/a	$790	-21%
$70	-30%	-29.75%	n/a	n/a	$740	-26%
$65	-35%	-34.75%	n/a	n/a	$690	-31%
$60	-40%	-39.75%	n/a	n/a	$640	-36%
$55	-45%	-44.75%	n/a	n/a	$590	-41%
$50	-50%	-49.75%	n/a	n/a	$540	-46%
$45	-55%	-54.75%	n/a	n/a	$490	-51%
$40	-60%	-59.75%	n/a	n/a	$440	-56%
$35	-65%	-64.75%	n/a	n/a	$390	-61%
$30	-70%	-69.75%	n/a	n/a	$340	-66%
(1)	A trigger event does not occur if the closing price of the underlying equity never falls below the trigger price on any trading day during the observation period.

(2)	A trigger event occurs if the closing price of the underlying equity falls below the trigger price on at least one trading day during the observation period.

(3)	The final equity price is the closing price of the underlying equity as of the final valuation date.
(4)	The equity price return range is provided for illustrative purposes only. The actual equity price return may be below -70% and you therefore may lose up to 100% of your principal amount.

(5)	The total return on equity includes a hypothetical 0.25% cash dividend payment (based on 1% per annum).

(6)	The total return on the Notes includes coupon payments.

(7)	If the closing price of the underlying equity on the final valuation date is less than the initial price, payment at maturity will consist, in part, of shares of the underlying equity. The market price of any shares of the underlying equity that you receive on the maturity date may be higher or lower than the closing price of such shares on the final valuation date. Please note that this hypothetical return table does not account for any change in the market price of the underlying equity between the final valuation date and the maturity date.

 Information about each Underlying Equity

All disclosures contained in this pricing supplement regarding each underlying equity are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any underlying equity contained in this pricing supplement. You should make your own investigation into each underlying equity.

Included on the following pages is a brief description of the issuers of each of the respective underlying equities. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for each of the underlying equities. The information given below is for the four calendar quarters in each of 2006, 2007, 2008, and 2009 and for the first, second and third calendar quarters of 2010. Partial data is provided for the fourth calendar quarter of 2010. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying equities as an indication of future performance.

Each of the underlying equities is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective underlying equity issuers with the SEC can be reviewed electronically through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information filed with the SEC by the respective underlying equity issuers under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

AK Steel Holding Corporation

According to publicly available information, AK Steel Holding Corporation (“AK Steel”) is a producer of flat-rolled carbon, stainless and electrical steels and tubular products through its wholly owned subsidiary, AK Steel Corporation. AK Steel’s operations consist of seven steelmaking and finishing plants located in Indiana, Kentucky, Ohio and Pennsylvania that produce flat-rolled carbon steels, including coated, cold-rolled and hot-rolled products, and specialty stainless and electrical steels that are sold in hot band, sheet and strip form. AK Steel’s operations also include AK Tube LLC, which finishes flat-rolled carbon and stainless steel at two tube plants, one located in Ohio and one located in Indiana, into welded steel tubing used in the automotive, large truck and construction markets. In addition, AK Steel’s operations include European trading companies that buy and sell steel and steel products and other materials. In conducting its steel operations, AK Steel principally directs its marketing efforts toward those customers who require the highest quality flat-rolled steel with precise “just-in-time” delivery and technical support. Information filed by AK Steel with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-13696, or its CIK Code: 0000918160. AK Steel’s website is http://www.aksteel.com. AK Steel’s common stock is listed on the New York Stock Exchange under the ticker symbol “AKS.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for AK Steel’s common stock, based on daily closing prices on the primary exchange for AK Steel, as reported by Bloomberg. AK Steel’s closing price on December 22, 2010 was $16.69. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$15.24	$7.74	$15.00
4/3/2006	6/30/2006	$15.92	$11.30	$13.83
7/3/2006	9/29/2006	$14.05	$11.91	$12.14
10/2/2006	12/29/2006	$17.03	$11.80	$16.90
1/3/2007	3/30/2007	$23.68	$16.39	$23.39
4/2/2007	6/29/2007	$38.45	$23.67	$37.37
7/2/2007	9/28/2007	$44.34	$30.74	$43.95
10/1/2007	12/31/2007	$53.21	$40.17	$46.24
1/2/2008	3/31/2008	$55.86	$35.48	$54.42
4/1/2008	6/30/2008	$72.89	$58.06	$69.00
7/1/2008	9/30/2008	$65.59	$23.34	$25.92
10/1/2008	12/31/2008	$24.31	$5.22	$9.32
1/2/2009	3/31/2009	$13.00	$5.45	$7.12
4/1/2009	6/30/2009	$21.14	$7.77	$19.19
7/1/2009	9/30/2009	$23.39	$15.42	$19.73
10/1/2009	12/31/2009	$22.35	$15.51	$21.35
1/4/2010	3/31/2010	$25.77	$19.54	$22.86
4/1/2010	6/30/2010	$25.00	$11.92	$11.92
7/1/2010	9/30/2010	$15.41	$11.52	$13.81
10/1/2010	12/22/2010	$16.69	$12.32	$16.69
*	As of the date of this pricing supplement, available information for the fourth calendar quarter of 2010 includes data for the period from October 1, 2010 through December 22, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the performance of AK Steel’s common stock from January 29, 1999 through December 22, 2010, based on information from Bloomberg. The dotted line represents the trigger price of $13.35, which is equal to 80% of the closing price on December 22, 2010. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Las Vegas Sands Corp.

According to publicly available information, Las Vegas Sands Corp.’s (“LV Sands”) principal operating and developmental activities occur in three geographic areas: United States, Macau and Singapore. LV Sands owns and operates The Venetian Resort Hotel Casino, The Palazzo Resort Hotel Casino and The Sands Expo and Convention Center in Las Vegas, Nevada. In Macao, People’s Republic of China, LV Sands owns and operates the Sands Macao, The Venetian Macao Resort Hotel and the Four Seasons Hotel Macao, Cotai Strip and the Plaza Casino. LV Sands is creating a master-planned development of integrated resort properties, anchored by The Venetian Macao Resort Hotel. In addition, LV Sands is developing Marina Bay Sands, an integrated resort in Singapore, and Sands Casino Resort Bethlehem, an integrated resort in Bethlehem, Pennsylvania. Information filed by LV Sands with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-32373, or its CIK Code: 0001300514. LV Sands’ website is http://www.lasvegassands.com. LV Sands’ common stock is listed on the New York Stock Exchange under the ticker symbol “LVS.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for LV Sands’ common stock, based on daily closing prices on the primary exchange for LV Sands, as reported by Bloomberg. LV Sands’ closing price on December 22, 2010 was $46.04. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$56.72	$38.68	$56.66
4/3/2006	6/30/2006	$77.86	$55.00	$77.86
7/3/2006	9/29/2006	$77.15	$59.41	$68.35
10/2/2006	12/29/2006	$97.00	$67.77	$89.48
1/3/2007	3/30/2007	$108.59	$81.02	$86.61
4/2/2007	6/29/2007	$90.74	$72.83	$76.39
7/2/2007	9/28/2007	$139.71	$76.64	$133.42
10/1/2007	12/31/2007	$144.56	$103.05	$103.05
1/2/2008	3/31/2008	$100.32	$71.85	$73.64
4/1/2008	6/30/2008	$81.50	$47.10	$47.44
7/1/2008	9/30/2008	$56.87	$31.83	$36.11
10/1/2008	12/31/2008	$31.32	$3.23	$5.93
1/2/2009	3/31/2009	$8.48	$1.42	$3.01
4/1/2009	6/30/2009	$11.34	$3.74	$7.86
7/1/2009	9/30/2009	$19.56	$6.65	$16.84
10/1/2009	12/31/2009	$18.28	$13.17	$14.94
1/4/2010	3/31/2010	$21.90	$15.37	$21.15
4/1/2010	6/30/2010	$27.04	$19.85	$22.14
7/1/2010	9/30/2010	$35.59	$21.59	$34.85
10/1/2010	12/22/2010	$52.80	$35.19	$46.04
*	As of the date of this pricing supplement, available information for the fourth calendar quarter of 2010 includes data for the period from October 1, 2010 through December 22, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the performance of LV Sands’ common stock from December 15, 2004 through December 22, 2010, based on information from Bloomberg. The dotted line represents the trigger price of $34.53, which is equal to 75% of the closing price on December 22, 2010. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

McMoRan Exploration Co.

According to publically available information, McMoRan Exploration Co. (“McMoRan”) is engaged in the exploration, development and production of oil and natural gas offshore in the Gulf of Mexico and onshore in the Gulf Coast area of the United States. McMoRan’s oil and gas operations are conducted through its principal operating subsidiary, McMoRan Oil & Gas LLC. As of December 31, 2009, McMoRan owned or controlled interests in 352 oil and gas leases in the Gulf of Mexico and onshore Louisiana and Texas covering approximately 0.97 million gross acres (0.48 million acres net to its interests). Its acreage position on the outer continental shelf includes 0.77 million gross acres (0.42 million acres net to its interests). As of December 31, 2009, McMoRan’s estimated proved oil and natural gas reserves totaled 271.9 billion cubic feet equivalent, of which 66% represented natural gas reserves. McMoRan’s proved undeveloped reserves were 21% of its total proved reserves as of December 31, 2009. McMoRan’s properties are primarily located on the outer continental shelf in the shallow waters of the Gulf of Mexico. Separate from its oil and gas operations, McMoRan’s long-term business objectives may include the pursuit of multifaceted energy services development of the Main Pass Energy HubTM, through its wholly owned subsidiary, Freeport-McMoRan Energy LLC. Information filed by McMoRan with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-07791, or its CIK Code: 000064279. McMoRan’s website is http://www.mcmoran.com. McMoRan’s common stock is listed on the New York Stock Exchange under the ticker symbol “MMR.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for McMoRan’s common stock, based on daily closing prices on the primary exchange for McMoRan, as reported by Bloomberg. McMoRan’s closing price on December 22, 2010 was $17.29. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$21.09	$16.99	$17.84
4/3/2006	6/30/2006	$19.35	$15.06	$17.60
7/3/2006	9/29/2006	$19.20	$16.65	$17.74
10/2/2006	12/29/2006	$18.25	$13.95	$14.22
1/3/2007	3/30/2007	$14.87	$11.51	$13.71
4/2/2007	6/29/2007	$15.47	$12.60	$14.00
7/2/2007	9/28/2007	$17.59	$13.01	$13.45
10/1/2007	12/31/2007	$15.60	$11.02	$13.09
1/2/2008	3/31/2008	$18.23	$13.18	$17.29
4/1/2008	6/30/2008	$34.48	$17.79	$27.52
7/1/2008	9/30/2008	$28.55	$21.91	$23.64
10/1/2008	12/31/2008	$22.36	$7.42	$9.80
1/2/2009	3/31/2009	$12.11	$3.38	$4.70
4/1/2009	6/30/2009	$7.59	$4.57	$5.96
7/1/2009	9/30/2009	$9.04	$4.95	$7.55
10/1/2009	12/31/2009	$9.45	$6.87	$8.02
1/4/2010	3/31/2010	$18.55	$8.48	$14.63
4/1/2010	6/30/2010	$16.75	$9.13	$11.11
7/1/2010	9/30/2010	$17.51	$10.03	$17.21
10/1/2010*	12/22/2010*	$19.09	$14.85	$17.29
*	As of the date of this pricing supplement, available information for the fourth calendar quarter of 2010 includes data for the period from October 1, 2010 through December 22, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the performance of McMoRan’s common stock from January 29, 1999 through December 22, 2010, based on information from Bloomberg. The dotted line represents the trigger price of $12.10, which is equal to 70% of the closing price on December 22, 2010. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Netflix, Inc.

According to publicly available information, Netflix, Inc. (“Netflix”) is a subscription service streaming movies and television episodes over the Internet and sending digital versatile discs (DVDs) by mail to its subscribers. Netflix’s subscribers can watch movies and television episodes streamed to their televisions and computers, and can receive DVDs delivered to their homes. Netflix obtains content through direct purchases, revenue sharing agreements and license agreements with studios, distributors and other suppliers. DVD content is obtained through direct purchases or revenue sharing agreements. Streaming content is licensed for a fixed fee for the term of the license agreement. Netflix offers programs, which encourage consumers to subscribe to its service through a variety of subscription plans and may include a free trial period. On average, approximately two million discs are shipped daily from Netflix’s distribution centers across the United States. Information filed by Netflix with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-49802, or its CIK Code: 0001065280. Netflix’s website is http://www.netflix.com. Netflix’s common stock is listed on the NASDAQ Global Select Market under the ticker symbol “NFLX.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for Netflix’s common stock, based on daily closing prices on the primary exchange for Netflix, as reported by Bloomberg. Netflix’s closing price on December 22, 2010 was $185.30. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$29.21	$23.28	$28.99
4/3/2006	6/30/2006	$31.68	$26.40	$27.21
7/3/2006	9/29/2006	$27.24	$18.57	$22.78
10/2/2006	12/29/2006	$29.75	$22.14	$25.86
1/3/2007	3/30/2007	$26.61	$20.55	$23.19
4/2/2007	6/29/2007	$24.86	$19.18	$19.39
7/2/2007	9/28/2007	$21.94	$16.10	$20.72
10/1/2007	12/31/2007	$28.70	$21.08	$26.62
1/2/2008	3/31/2008	$38.17	$21.77	$34.65
4/1/2008	6/30/2008	$40.70	$26.07	$26.07
7/1/2008	9/30/2008	$32.97	$26.73	$30.88
10/1/2008	12/31/2008	$30.04	$17.94	$29.89
1/2/2009	3/31/2009	$43.42	$29.54	$42.92
4/1/2009	6/30/2009	$49.61	$37.08	$41.34
7/1/2009	9/30/2009	$47.73	$38.70	$46.17
10/1/2009	12/31/2009	$61.13	$44.62	$55.14
1/4/2010	3/31/2010	$75.06	$49.13	$73.74
4/1/2010	6/30/2010	$126.81	$75.00	$108.65
7/1/2010	9/30/2010	$170.63	$98.02	$162.16
10/1/2010*	12/22/2010*	$205.90	$149.33	$185.30
*	As of the date of this pricing supplement, available information for the fourth calendar quarter of 2010 includes data for the period from October 1, 2010 through December 22, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the performance of Netflix’s common stock from May 23, 2002 through December 22, 2010, based on information from Bloomberg. The dotted line represents the trigger price of $138.98, which is equal to 75% of the closing price on December 22, 2010. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Sprint Nextel Corporation

According to publicly available information, Sprint Nextel Corporation (“Sprint”) is mainly a holding company, with its operations primarily conducted by its subsidiaries. Sprint and its subsidiaries are a communications company offering a comprehensive range of wireless and wireline communications products and services that are designed to meet the needs of individual consumers, businesses, government subscribers and resellers. Sprint’s operations are organized to meet the needs of a targeted subscriber group through focused communications solutions that incorporate the capabilities of wireless and wireline services. On November 9, 2009, Sprint entered into an investment agreement with Clearwire to contribute an additional $1.176 billion increasing its ownership percentage to 56% as of December 31, 2009. Sprint completed its acquisition of Virgin Mobile USA, Inc. on November 24, 2009. In addition, on December 4, 2009, Sprint completed the acquisition of iPCS, Inc., which was previously a Sprint PCS affiliate that sold services under the Sprint® brand name and in Sprint-branded stores. Information filed by Sprint with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-04721, or its CIK Code: 0000101830. Sprint’s website is http://www.sprint.com. Sprint’s common stock is listed on the New York Stock Exchange under the ticker symbol “S.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for Sprint’s common stock, based on daily closing prices on the primary exchange for Sprint, as reported by Bloomberg. Sprint’s closing price on December 22, 2010 was $4.21. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$23.72	$20.51	$23.44
4/3/2006	6/30/2006	$24.22	$19.49	$19.99
7/3/2006	9/29/2006	$20.52	$16.08	$17.15
10/2/2006	12/29/2006	$20.50	$16.87	$18.89
1/3/2007	3/30/2007	$19.96	$17.00	$18.96
4/2/2007	6/29/2007	$23.34	$19.18	$20.71
7/2/2007	9/28/2007	$22.37	$17.38	$19.00
10/1/2007	12/31/2007	$19.28	$13.13	$13.13
1/2/2008	3/31/2008	$13.01	$5.63	$6.69
4/1/2008	6/30/2008	$9.50	$6.31	$9.50
7/1/2008	9/30/2008	$9.33	$5.79	$6.10
10/1/2008	12/31/2008	$6.54	$1.37	$1.83
1/2/2009	3/31/2009	$4.14	$1.95	$3.57
4/1/2009	6/30/2009	$5.58	$3.87	$4.81
7/1/2009	9/30/2009	$4.78	$3.52	$3.95
10/1/2009	12/31/2009	$4.18	$2.83	$3.66
1/4/2010	3/31/2010	$4.13	$3.15	$3.80
4/1/2010	6/30/2010	$5.29	$3.84	$4.24
7/1/2010	9/30/2010	$5.05	$3.90	$4.63
10/1/2010*	12/22/2010*	$4.85	$3.72	$4.21
*	As of the date of this pricing supplement, available information for the fourth calendar quarter of 2010 includes data for the period from October 1, 2010 through December 22, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the performance of Sprint’s common stock from January 29, 1999 through December 22, 2010, based on information from Bloomberg. The dotted line represents the trigger price of $3.37, which is equal to 80% of the closing price on December 22, 2010. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

United States Steel Corporation

According to publicly available information, United States Steel Corporation (“U.S. Steel”) is an integrated steel producer of flat-rolled and tubular products with major production operations in North America and Europe. An integrated producer uses iron ore and coke as primary raw materials for steel production. U.S. Steel has three reportable operating segments: Flat-rolled Products, U.S. Steel Europe and Tubular Products. The Flat-rolled segment includes the results of U. S. Steel’s North American integrated steel mills and equity investees involved in the production of slabs, rounds, strip mill plates, sheets and tin mill products, as well as all iron ore and coke production facilities in the United States and Canada. The U.S. Steel Europe segment includes the results of U. S. Steel Kosice, U. S. Steel’s integrated steel mill and coke production facilities in Slovakia; U. S. Steel Serbia, U. S. Steel’s integrated steel mill and other facilities in Serbia, and equity investees located in Europe. The Tubular segment includes the operating results of the Company’s tubular production facilities, primarily in the United States, and equity investees in the United States and Brazil. U.S. Steel has annual raw steel production capability of 31.7 million net tons (24.3 million tons in North America and 7.4 million tons in Europe). U.S. Steel is also engaged in other business activities, most of which are related to steelmaking operations, including the production of coke and iron ore pellets, and transportation services (railroad and barge operations), real estate operations and engineering consulting services. Information filed by U.S. Steel with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-16811, or its CIK Code: 0001163302. U.S. Steel’s website is http://www.ussteel.com. U.S. Steel’s common stock is listed on the New York Stock Exchange under the ticker symbol “X.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for U.S. Steel’s common stock, based on daily closing prices on the primary exchange for U.S. Steel, as reported by Bloomberg. U.S. Steel’s closing price on December 22, 2010 was $58.66. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$63.22	$49.44	$60.68
4/3/2006	6/30/2006	$76.60	$56.99	$70.12
7/3/2006	9/29/2006	$70.20	$54.99	$57.68
10/2/2006	12/29/2006	$78.75	$55.06	$73.14
1/3/2007	3/30/2007	$101.22	$69.72	$99.17
4/2/2007	6/29/2007	$125.05	$100.85	$108.75
7/2/2007	9/28/2007	$116.10	$80.42	$105.94
10/1/2007	12/31/2007	$120.91	$86.42	$120.91
1/2/2008	3/31/2008	$126.87	$95.82	$126.87
4/1/2008	6/30/2008	$191.96	$132.64	$184.78
7/1/2008	9/30/2008	$175.35	$72.33	$77.61
10/1/2008	12/31/2008	$70.95	$20.97	$37.20
1/2/2009	3/31/2009	$40.14	$16.88	$21.13
4/1/2009	6/30/2009	$41.83	$22.62	$35.74
7/1/2009	9/30/2009	$50.24	$30.50	$44.37
10/1/2009	12/31/2009	$56.86	$34.48	$55.12
1/4/2010	3/31/2010	$65.44	$44.07	$63.52
4/1/2010	6/30/2010	$69.71	$38.55	$38.55
7/1/2010	9/30/2010	$49.59	$37.66	$43.84
10/1/2010*	12/22/2010*	$58.92	$40.25	$58.66
*	As of the date of this pricing supplement, available information for the fourth calendar quarter of 2010 includes data for the period from October 1, 2010 through December 22, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the performance of U.S. Steel’s common stock from January 29, 1999 through December 22, 2010, based on information from Bloomberg. The dotted line represents the trigger price of $46.93, which is equal to 80% of the closing price on December 22, 2010. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

 Supplemental Plan of Distribution (Conflicts of Interest)

We have agreed to sell to UBS Securities LLC and UBS Securities LLC has agreed to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this pricing supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Securities LLC intends to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this pricing supplement.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. UBS Securities LLC is not permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

 Annex

The following supplements the discussion under “Supplemental U.S. Tax Considerations” in this pricing supplement and is subject to the limitations and exceptions expressed therein. It sets forth formulas for United States holders who are initial purchasers of the Notes to use to determine the amount of capital gain and loss and ordinary income to recognize either upon maturity or a sale of the Notes. The formulas below assume that the Notes are properly treated as an investment unit consisting of a debt component and a put option component, as described in “Supplemental U.S. Tax Considerations.”

The tax consequences described below are not binding on the IRS or a court and are the result of only one of several possible reasonable treatments of the Notes for U.S. federal income tax purposes. Although there are other possible treatments, we and, by purchasing the Notes, you agree to treat the Notes for all U.S. federal income tax purposes according to the treatment described in this pricing supplement. No statutory, judicial or administrative authority directly addresses the treatment of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and we do not plan to request a ruling from the IRS. Significant aspects of the U.S. federal income tax consequences of an investment in the Notes are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. We do not provide tax advice. Accordingly, you are urged to consult your own tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative treatments).

Defined Terms as Used in this Annex:

“Accrued Coupon at Sale” is equal to the amount labeled “Accrued Interest” on your confirmation of sale, divided by Quantity Sold.

“Aggregate Option Premium Received” is the total amount of all payments of Option Premium received by you on a Note during the period you held the Note.

“Aggregate Coupons Received” is the total amount of all coupons received by you on a Note. It does not include Accrued Coupon at Sale.

“Coupon Rate per Annum” is provided with respect to each offering on page 1 of this pricing supplement.

“Debt Component Per Annum” is provided on page 5 of this pricing supplement.

“Debt Sale Amount” is equal to Bond Value x Initial Price. “Bond Value” will be provided on your confirmation of sale, and is the value of the Debt Instrument expressed as a percentage of the Initial Price of your Notes. The “Bond Value” may exceed 100%.

“Initial Price” is provided with respect to each offering on page 1 of this pricing supplement.

“Option Premium” is equal to the amount of a coupon with respect to a Note multiplied by (Put Option Component per Annum/Coupon Rate per Annum).

“Option Sale Amount” is equal to Sale Price – Debt Sale Amount. The “Sale Price” will be labeled “Price” on your confirmation of sale. The Option Sale Amount may be positive or negative.

“Put Option Component per Annum” is provided with respect to each offering on page 5 of this pricing supplement.

“Quantity at Maturity” is the number of Notes with respect to this offering held by you at maturity.

“Quantity Sold” will be labeled “Quantity” on your confirmation of sale.

At Maturity

If the Notes are held to maturity, you will have either:

1)	Short-term capital gain. If you receive the principal amount of the Notes (plus the final coupon payment) in cash, then you will recognize short-term capital gain on the option portion of the Notes, equal to:

♦	Aggregate Option Premium Received x Quantity at Maturity; or

2)	No tax event. If you receive shares of the applicable underlying equity, the receipt of those shares will not be a taxable event, except to the extent of cash received in lieu of fractional shares. Your basis in the shares received will be equal to:

♦	(Initial Price – Aggregate Option Premium Received) x Quantity at Maturity.

Your holding period in the shares will begin on the day after receipt. If you receive cash in lieu of a fractional share of the applicable underlying equity, you will recognize short-term capital gain or loss in an amount equal to the difference between the amount of cash you receive and your basis (as determined above) in the fractional share.

Sale, Exchange or Retirement of the Notes Prior to Maturity

Upon a sale, exchange or retirement of the Notes prior to maturity, you will recognize:

1)	Ordinary income. You will recognize ordinary income in respect of any accrued but unpaid interest on the debt portion of the Notes, equal to:

♦	Accrued Coupon at Sale x (Debt Component per Annum/Coupon Rate per Annum) x Quantity Sold.

2)	Capital gain or loss. You will recognize short-term capital gain or loss in respect of the debt portion of the Notes equal to:

♦	(Debt Sale Amount - Initial Price) x Quantity Sold;

and in respect of the option portion of the Notes, equal to:

♦	(Option Sale Amount + (Accrued Coupon at Sale x (Put Option Component per Annum/Coupon Rate per Annum))) x Quantity Sold; plus

♦	Aggregate Coupons Received x (Put Option Component per Annum/Coupon Rate per Annum) x Quantity Sold.